SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

Tidelands Oil & Gas Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
886405109
(CUSIP Number)
Jerry L. Williams 6305 Waterford Blvd., Suite 300 Oklahoma City, Oklahoma 73118 (405) 858-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 886405109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Impact International, L.L.C. EIN: 05-0564752
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	48,703,160
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	48,703,160
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		48,703,160
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		22.4%
14.	TYPE OF REPORTING PERSON		00

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock (“Common Stock”) of Tidelands Oil & Gas Corporation, a Nevada corporation (the “Issuer”). The Issuer's principal executive offices are located at 1862 West Bitters Road, San Antonio, Texas 78248.

Item 2.	Identity and Background.
(a)	Name: This Schedule 13D is filed by Impact International, L.L.C., an Oklahoma limited liability company ("Impact").
(b)	Principal business address: The principal business address and address of the principal officers of Impact is 6305 Waterford Blvd., Suite 300, Oklahoma City, Oklahoma 73118.
(c)	Criminal convictions: Impact has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.
(d)

Civil Proceedings: Impact has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Impact acquired 39,890,180 shares of the Issuer's Common Stock pursuant to the terms of a General Release dated March 25, 2008 entered into between Impact and the Issuer (the "Release"). Pursuant to the terms of the Release, Impact and its affiliates released the Issuer and its affiliates and representatives from all liabilities and obligations under certain agreements between Impact and the Issuer, including (i) a promissory note dated May 25, 2004 by the Issuer in favor of Impact in the original principal amount of $6,523,773 (the "Note"), (ii) certain other agreements between Impact and the issuer entered into in connection with the Note, (iii) a Warrant Agreement dated April 16, 2003, and (iv) a Registration Rights Agreement dated April 10, 2003. The Issuer issued 39,890,180 shares of its Common Stock to Impact as part of the consideration for the Release.

Item 4.	Purpose of Transaction.

Impact acquired the shares in connection with the Release. See Item 3 above. Impact has no plans or proposals of the type required to be disclosed under Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	As of December 31, 2008, Impact owned an aggregate principal amount of 48,703,160 shares of the Issuer’s Common Stock.
(b)	Impact has the sole power to direct the disposition and direct the vote of all 48,703,160 shares of Common Stock that it owns.
(c)	None.
(d)	None.
(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

IMPACT INTERNATIONAL, L.L.C.

By:	/s/ Jerry L. Williams
Jerry L. Williams, Manager